

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Mr. Brian P. MacDonald
Chief Financial Officer
Sunoco, Inc.
1818 Market Street, Suite 1500
Philadelphia PA 19103

> **Re:** **Sunoco Logistics Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-31219**

Dear Mr. MacDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Financial Statements

Note 10 – Commitments and Contingencies, page 83

1.   We note your disclosure indicting that it is reasonably possible that certain pending and threatened claims could be resolved unfavorably to the partnership, and while you do not believe that any liabilities arising from the resolution of these claims would be material in relation to your statement of financial position at December 31, 2010, this assessment does not extend to your results of operations or cash flows. Therefore, it appears you should disclose as appropriate the amount or range of reasonably possible loss, or indicate the amount cannot be estimated if applicable, to comply with FASB ASC paragraph 450-20-50-4. In either case, please submit details concerning all instances

where the extent of your exposure or the claims have been quantified either by you or a third party.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief